Exhibit 99.1

Huize Holding Limited Files Its Annual Report on Form 20-F

SHENZHEN, China, April 24, 2020 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online insurance product and service platform in China, today announced it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the Securities and Exchange Commission on April 24, 2020. The annual report is available on the Company’s investor relations website at http://ir.huize.com as well as the SEC's website at http://www.sec.gov.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be submitted to investor@huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience. According to the Oliver Wyman Report, Huize was the largest independent online long-term life and health insurance product and service platform in China as measured by gross written premiums, or GWP facilitated in 2018.

For more information, please visit http://ir.huize.com.

For investor and media inquiries, please contact:

Huize Holding Limited

E-mail: investor@huize.com

Jack Wang

ICR, Inc.

Tel: +1-212-365-4862

E-mail: huize.ir@icrinc.com